1080 T-750 P.02/02 F-466

05039464

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECD S.E.C.
MAR 1 2005
603

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65158

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Elite Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 Bering Drive, Suite 105
(No. and Street)

Houston (City) Texas (State) 77057 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dennis Gordon 713-977-5355
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lopez, Blevins, Bork & Associates, LLP
(Name – *if individual, state last, first, middle name*)

2500 Wilcrest Drive, Suite 150 (Address) Houston (City) Texas (State) 77042 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/22/05

OATH OR AFFIRMATION

I, Daniel L. Springer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Elite Securities, Inc., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public

ELIZABETH A. EHLERT
Notary Public, State of Texas
My Commission Expires
February 24, 2008

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditors' Report on the Internal Control Structure

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ELITE SECURITIES, INC.

Houston, Texas

ANNUAL FINANCIAL REPORT

December 31, 2004

TABLE OF CONTENTS

	Page Number
Independent Auditors' Report	1
Statement of Financial Condition	2
Statement of Loss	3
Statement of Changes in Stockholders' Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6
Supplementary Information:	
Schedule I	
Computation of Net Capital Under Rule 15c3-3 of the Securities and Exchange Commission	9
Schedule II	
Computation for Determination of Reserve Requirements and Information Relating to Possession or Control of Securities Under Rule 15c3-3 of the Securities and Exchange Commission	10

L·B·B

LOPEZ, BLEVINS, BORK & ASSOCIATES, LLP • • • CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Elite Securities, Inc.
Houston, Texas

We have audited the accompanying Statement of Financial Condition of Elite Securities, Inc., as of December 31, 2004, and the related Statements of Loss and Changes in Stockholders Equity, and Cash Flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Elite Securities, Inc., as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lopez, Blevins, Bork & Associates, LLP

Lopez, Blevins, Bork & Associates, LLP
Houston, Texas

January 27, 2005

THREE RIVERWAY, SUITE 1400 • HOUSTON, TEXAS 77056 • TEL: (713) 877-9944 • FAX: (713) 627-7645

ELITE SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2004

ASSETS

Cash and Cash Equivalents	$	47,315
Total Assets	$	47,315

STOCKHOLDERS' EQUITY

Common Stock – par value $.01, 1,000,000 shares authorized, 1,000 issued and outstanding	$	10
Additional Paid-In Capital		15,990
Retained Earnings		31,315
Total Stockholders' Equity	$	47,315

See summary of accounting policies and notes to financial statements.

ELITE SECURITIES, INC.
STATEMENT OF LOSS
For the Year Ended December 31, 2004

Commission income	$ 52,795
Operating Expenses:	
Management fees	20,000
Commissions expense	34,037
Fees and licenses	2,370
Other	50
Total expenses	56,457
Net operating loss	(3,662)
Other income:	
Interest income	27
Net loss	$ (3,635)

See summary of accounting policies and notes to financial statements.

ELITE SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2004

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance - December 31, 2003	$ 10	$ 15,990	$ 34,950	$ 50,950
Net Loss	-	-	(3,635)	(3,635)
Balance - December 31, 2004	$ 10	$ 15,990	$ 31,315	$ 47,315

See summary of accounting policies and notes to financial statements.

ELITE SECURITIES, INC.
STATEMENT OF CASH FLOWS
Year Ended December 31, 2004

CASH FLOWS FROM OPERATING ACTIVITES:	
Net loss	$ (3,635)
Net cash used in operating activities	(3,635)
NET DECREASE IN CASH	(3,635)
CASH, beginning of period	50,950
CASH, end of period	$ 47,315

See summary of accounting policies and notes to financial statements.

ELITE SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2004

NOTE A - SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operations and cash flows are summarized below:

Organization

Elite Securities, Inc. ("Company") was incorporated in the State of Texas effective August 28, 2001 and subsequently elected an S Corporation status for federal income tax purposes effective January 1, 2002. The Company has adopted a calendar year.

Description of Business

The Company, located in Houston, Texas, is a broker and dealer in variable annuities subject to regulation under the Securities Exchange Act of 1934, as well as the rules of the National Association of Securities Dealers, Inc. (NASD), of which the Company is a member. The Company's customers are obtained primarily through other third-party broker-dealers. The Company's primary source of revenue is from commissions paid directly by life insurance underwriters.

The Company markets variable annuities in accordance with the exemption under 15c3-3(k)(1).

Statement of Presentation

The Unclassified Statement of Financial Condition is presented in accordance with industry standards.

Revenue Recognition

Commission revenues are recorded by the Company on the transaction date reported by the underwriter through submitted commission statements.

Cash and cash equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Income taxes

Effective January 1, 2002, the Company elected S corporation status for federal income tax purposes. Under S Corporation regulations, net income or loss is reportable for tax purposes by shareholders. Accordingly, no federal income taxes are included in the accompanying financial statements.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of

the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

There were no material inadequacies found to exist in the computation of the ratio of aggregate indebtedness to net capital at December 31, 2004, or in the procedures followed in making the periodic computation required. At December 31, 2004, the Company had net capital of $47,315 and a net capital requirement of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0 to 1 at December 31, 2004. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

NOTE C – RELATED PARTY TRANSACTIONS

During 2003, the Company paid management and administrative fees of $20,000 to Elite Insurance Agency dba Elite Marketing Group (see Note F).

NOTE D – COMMITMENTS

The Company has entered into several selling arrangements with various life insurance companies whereby the insurer issues certain variable insurance policies. The Company has agreed to use its best efforts to solicit and sell the contracts.

NOTE E – MAJOR CUSTOMERS

Four insurance companies accounted for 91% of the Company's commission revenue for the year ended December 31, 2004 .

NOTE F – ADMINISTRATIVE FEES

Under a services agreement dated July 22, 2002, Elite Insurance Agency provides the Company administrative support services, including payment and administration of employee's salaries and payment and administration of certain accounts payable. The agreement is for a term of one year and automatically renews on a year-to-year basis until terminated by either party with a thirty day written notice. The agreement does not enforce the fee payment if doing so would result in the Company's falling below net capital requirements.

SUPPLEMENTARY INFORMATION

ELITE SECURITIES, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION

	2004
Net Capital	
Total Shareholders' Capital Qualified for Net Capital	$ 47,315
Total Capital and Allowable Subordinated Liabilities	47,315
Deductions And/Or Changes	0
Net Capital Before Haircuts on Securities Positions	47,315
Haircuts on Securities	0
Net Capital	$ 47,315
Aggregated Indebtedness	$ 0
Computation of Basic Net Capital Requirements	
Minimum Net Capital Required (6.7% of total aggregate indebtedness)	$ 0
Minimum Dollar Net Capital Required	5,000
Net Capital Required (greater of above)	$ 5,000
Excess Net Capital	$ 42,315
Ratio: Aggregate Indebtedness to Net Capital	0 to 1

Note: The above computation does not differ materially from the computation of net capital under Rule 15c3-1 as of December 31, 2004, filed with the Securities and Exchange Commission by the Partnership on Part IIA of Form X-17a-5.

SCHEDULE II
ELITE SECURITIES, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
AND INFORMATION RELATING TO POSSESSION OR CONTROL OF SECURITIES
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2004

Exemption Provisions

The Company has claimed an exemption from Rule 15c3-3 under Section (K)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully-disclosed basis.

L·B·B

LOPEZ, BLEVINS, BORK & ASSOCIATES, LLP • • • CERTIFIED PUBLIC ACCOUNTANTS

The Board of Directors
Elite Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Elite Securities, Inc. (the Company) for the year ended December 31, 2004, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they

THREE RIVERWAY, SUITE 1400 • HOUSTON, TEXAS 77056 • TEL: (713) 877-9944 • FAX: (713) 627-7645

may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Lopez, Blevins, Bork & Associates, LLP

Lopez, Blevins, Bork & Associates, LLP
Houston, Texas